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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934



For May 30, 2002


                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)




                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)



REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes ___   No _X_

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          DRAXIS HEALTH INC.





                                          By:  /s/ DOUGLAS M. PARKER
                                            -----------------------------------
                                                   General Counsel &
                                                   Secretary



Dated: May 30, 2002
-------------------


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FOR IMMEDIATE RELEASE

          CYTOGEN CORPORATION LAUNCHES DRAXIS HEALTH INC.'S BRACHYSEED PALLADIUM-103 PRODUCT IN THE U.S. FOR TREATMENT OF PROSTATE CANCER

                                      - - -

      PRODUCT LAUNCH EXPANDS CYTOGEN'S POSITION IN PROSTATE CANCER THERAPY
           WITH NEXT-GENERATION FORM OF RADIOACTIVE SEEDS THAT CAN BE IMPLANTED DIRECTLY INTO PROSTATE OR OTHER LOCALIZED TUMORS.

                                      - - -

   CYTOGEN OFFERS ENHANCED CUSTOMER CONVENIENCE WITH BOTH IODINE AND PALLADIUM
                     SEEDS AVAILABLE FROM A SINGLE VENDOR.


PRINCETON, N.J. AND MISSISSAUGA, ONTARIO, (MAY 30, 2002) -- Cytogen Corporation (NASDAQ: CYTO) and DRAXIMAGE Inc., the radiopharmaceutical subsidiary of DRAXIS Health Inc. (TSX: DAX; NASDAQ: DRAX), jointly announced today the launch of a palladium version of brachytherapy implant for the treatment of localized prostate cancer in the United States. This next-generation form of brachytherapy, called BrachySeed(TM)Pd-103, is immediately available to patients in the U.S.

BrachySeed Pd-103 is the second next-generation implant developed by DRAXIMAGE for the treatment of prostate cancer and other localized tumors. BrachySeed I-125, which contains radioactive iodine, was launched in 2001 by Cytogen Corporation, a biopharmaceutical company with an established and growing product line in prostate cancer and a subsidiary involved in signal transduction pathway research. Cytogen is the exclusive marketing partner for both BrachySeed I-125 and BrachySeed Pd-103 in the U.S.

"We are pleased to be working with DRAXIS, one of only a few companies that produce both palladium-103 and iodine-125 versions of brachytherapy implants," said H. Joseph Reiser, Ph.D., Cytogen's president and chief executive officer. "Having the ability to provide both iodine and palladium seeds helps us to further establish this next-generation product as the premier therapy for prostate cancer that is confined to the gland. Importantly, the synergies between BrachySeed and Cytogen's ProstaScint(R), a monoclonal antibody-based imaging agent used to image the extent and spread of prostate cancer, uniquely positions Cytogen to effectively meet the needs of brachytherapists by providing them with an integrated portfolio of therapies and staging tools for prostate cancer."

Brachytherapy, or short-range radiation therapy, involves implanting small, rice-sized radioactive pellets ("seeds") directly into the prostate or other localized tumors to confine and target treatment within the cancer site. The implants deliver radiation to the cancer, gradually becoming non-radioactive with time. BrachySeed Pd-103, which incorporates a more energetic radiation from palladium-103, is believed to be suitable for certain more aggressive forms of prostate cancer and is preferred by some oncologists over iodine-based seeds.

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Some of the leading attributes of BrachySeed palladium are:

     o BrachySeed palladium provides near perfect isotropy, meaning that there is an absence of irregularity in the radiation cloud surrounding each seed. This key feature improves the opportunity to minimize cold spots in targeted radiation treatments, which could otherwise result in a recurrence of prostate cancer.

     o Patented, unique design provides double encapsulation for improved radiation safety.

     o Reinforced single weld design prohibits motion of internal components, securing performance of each seed to dosimetric specifications.

     o Platinum/iridium alloy rod provides unsurpassed visualization on key imaging modalities, such as fluoroscopy, which helps the physician guide placement of seed implants.

     o Enhanced customer convenience with dual source (both iodine and palladium seeds) from a single vendor.

"We are confident that the recent expansion of our BrachySeed production facility will enable DRAXIMAGE to keep pace with the anticipated growth in demand from oncologists for both iodine and palladium versions of BrachySeed," said Dr. Martin Barkin, president and chief executive officer of DRAXIS Health. "Our patented design, combined with fully automated assembly, provides enhanced quality control of each seed, ensuring increased therapeutic precision, safety, and accuracy."

Approximately one in every six men will develop prostate cancer. It is the second leading cause of cancer death among men in the United States, exceeded only by lung cancer. The American Cancer Society estimates that approximately 198,100 new cases of prostate cancer will be diagnosed this year in the U.S., and that 31,500 men will die of this disease. The U.S. brachytherapy market is growing at a rate of about 20% annually. In North America the market for brachytherapy seeds for treating early stage prostate cancer is approximately US$220 to US$250 million.

DRAXIMAGE manufactures both iodine and palladium BrachySeed products under strict quality control standards, using robotic assembly, to within 3% of the desired National Institute of Standards (NIST) calibration, an industry-leading standard. This allows for lower activity per seed while still achieving the same therapeutic dose. Both Pd-103 and I-125 BrachySeed(TM) implants are based on the same patented design, which delivers a uniform symmetrical dose of radiation to the affected area.

About Cytogen Corporation

Cytogen Corporation of Princeton, NJ, is a biopharmaceutical company with an established and growing product line in prostate cancer and other areas of oncology. FDA-approved products include ProstaScint(R) (a monoclonal antibody-based imaging agent used to image the extent and spread of prostate cancer); BrachySeed(TM) I-125 and Pd-103 (two uniquely designed, next-generation radioactive seed implants for the treatment of localized prostate cancer); and Quadramet(R) (a therapeutic radiopharmaceutical marketed for the relief of bone pain in prostate and other types of cancer). Cytogen is evolving a pipeline of oncology product candidates by developing its prostate specific membrane antigen, or PSMA, technologies, which are exclusively licensed from Memorial Sloan-Kettering Cancer Center. For more information, visit www.cytogen.com.

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About AxCell Biosciences

AxCell Biosciences of Newtown, PA, a subsidiary of Cytogen Corporation, is engaged in the research and development of novel biopharmaceutical products using its growing portfolio of functional proteomics solutions and collection of proprietary signal transduction pathway information. Through the systematic and industrialized measurement of protein-to-protein interactions, AxCell is assembling ProChart(TM), a proprietary database of signal transduction pathway information that is relevant in a number of therapeutically important classes of molecules including growth factors, receptors and other potential protein therapeutics or drug targets. AxCell's database content and functional proteomics tools are available on a non-exclusive basis to biotechnology, pharmaceutical and academic researchers. AxCell is expanding and accelerating its research activities to further elucidate the role of novel proteins and pathways in ProChart(TM), through both external collaborations and internal data mining. For additional information on AxCell Biosciences, visit www.axcellbio.com.

About DRAXIMAGE Inc.

DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BrachySeed(TM), a next-generation brachytherapy implant. DRAXIMAGE has several products in late-stage development, including three technetium-99m-based diagnostic imaging products: Fibrimage(R) for imaging deep vein thrombosis currently in Phase III, Amiscan(TM) for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON for imaging infection.

About DRAXIS Health Inc.

DRAXIS Health Inc. is an integrated pharmaceutical company focused in two specialty segments - the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

Disclaimer for Cytogen Corporation:

THIS PRESS RELEASE CONTAINS CERTAIN "FORWARD-LOOKING" STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. INFORMATION IN THIS PRESS RELEASE, WHICH IS NOT HISTORICAL, IS FORWARD LOOKING AND INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES. INVESTORS ARE CAUTIONED NOT TO PUT ANY UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENT. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE COMPANY'S HISTORICAL RESULTS OF OPERATIONS AND THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS FOR VARIOUS REASONS, INCLUDING, BUT NOT LIMITED TO THE COMPANY'S ABILITY TO CARRY OUT ITS BUSINESS PLAN, TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE ACCEPTANCE OF ITS PRODUCTS SUCH AS PROCHART(TM), ABILITY TO FUND DEVELOPMENT NECESSARY FOR EXISTING PRODUCTS AND FOR THE PURSUIT OF NEW PRODUCT OPPORTUNITIES, THE RISK OF WHETHER PRODUCTS RESULT FROM DEVELOPMENT ACTIVITIES, PROTECTION OF ITS INTELLECTUAL PROPERTY PORTFOLIO, ABILITY TO INTEGRATE IN-LICENSED PRODUCTS SUCH AS BRACHYSEED(TM), ABILITY TO ESTABLISH AND SUCCESSFULLY COMPLETE CLINICAL TRIALS WHERE REQUIRED FOR PRODUCT APPROVAL, THE RISK ASSOCIATED WITH OBTAINING THE NECESSARY REGULATORY APPROVALS, SHIFTS IN THE REGULATORY

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ENVIRONMENT AFFECTING SALE OF THE COMPANY'S PRODUCTS SUCH AS THIRD-PARTY PAYOR
REIMBURSEMENT ISSUES, DEPENDENCE ON ITS PARTNERS FOR DEVELOPMENT OF CERTAIN PROJECTS, THE ABILITY TO OBTAIN FOREIGN REGULATORY APPROVALS FOR PRODUCTS AND TO ESTABLISH MARKETING ARRANGEMENTS IN COUNTRIES WHERE APPROVAL IS OBTAINED, AND OTHER FACTORS DISCUSSED IN FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001 AND FROM TIME-TO-TIME THE COMPANY'S OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY SPECIFICALLY DISCLAIMS ANY INTENTION OR DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENTS, AND THESE STATEMENTS REPRESENT THE COMPANY'S CURRENT OUTLOOK ONLY AS OF THE DATE GIVEN.

Disclaimer for Draxis Health:

EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.


FOR CYTOGEN CORPORATION:
Michael Becker
Cytogen Corporation
(609) 750-8289
or (267) 757-1219
Email: mbecker@cytogen.com

FOR DRAXIS HEALTH INC. IN CANADA:
Jerry Ormiston
DRAXIS Health Inc.
Phone: 877-441-1984
Fax:   905-677-5494

FOR DRAXIS HEALTH INC. IN THE UNITED STATES:
Gino De Jesus / Dian Griesel, Ph.D.
The Investor Relations Group
Phone:  212-825-3210
Fax:    212-825-3229